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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (A)

                              (Amendment No. 3) (1)


                           Marlton Technologies, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    571263102
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                                 (CUSIP Number)

                               Robert B. Ginsburg
                                2828 Charter Road
                             Philadelphia, PA 19154
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                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  June 3, 2002
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(r), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 571263102                 13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert Ginsburg
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER      2,675,684
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER   -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   2,675,684
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,675,684

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.3%

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.


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         This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the
Securities Exchange Act of 1934, as amended. The undersigned hereby supplements and amends the Schedule 13D, dated April 10, 1992, as amended, (the Statement") as to the following Items:

Item 1. Security and Issuer.

         The Securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.

         This Schedule 13D is filed by Mr. Robert Ginsburg (the "Reporting Person"). The business address for the Reporting Person is 2828 Charter Road, Philadelphia, Pennsylvania 19154. The Reporting Person is a citizen of the United States. Mr. Ginsburg is Chief Executive Officer of the Company. The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Person during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


         The Reporting Party was issued a Stock Option on June 3, 2002 to purchase 630,021 Shares at an exercise price of $.50 per Share. No purchase price was paid for such Stock Options.


Item 4. Purpose of Transaction.


         The Reporting Person was party to existing Stock Option Agreements with the Company (the "Option Agreements"). In connection with a November 20, 2001 investment transaction, the Company asked the Reporting Person, and in a letter agreement (the "Letter Agreement") dated as of September 27, 2001 he agreed, to cancel all the existing Option Agreements immediately prior to consummation of the investment transaction. In exchange for the cancellation of the existing Option Agreements, the Corporation agreed to issue new stock options to the Reporting Person, with respect to the same number of shares and same vesting schedules as was subject to the Option Agreements. These new stock options were be issued during the thirty day period commencing at least six months following the cancellation of the Option Agreements, with an exercise price of the new options equal to the closing price of the Shares on the new grant date, but in no event less than $0.50. These new stock options were granted on June 3, 2002, in accordance with the Letter Agreement which was filed as an exhibit to the Reporting Person's Amendment No. 2 to Schedule 13D ("Second Amendment")

         Other than as described in the Second Amendment, the Reporting Person at present has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the


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Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) additional changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the transactions reported above, the Reporting Person beneficially owns 1,045,663 Shares, and Warrants and Options to purchase an additional 1,630,021 Shares, all of which are currently exercisable. These Shares, Warrants and Options represent approximately 18.3% of the Shares.

         In addition, as a result of a Stockholders Agreement as described in the Second Amendment, the Reporting Person, Scott Tarte and Jeffrey Harrow may be deemed to be a group (the "Group") owning beneficially in the aggregate 10,706,418 Shares consisting of (i) 2,005,000 Shares, options to purchase 25,734 Shares (all of which are exercisable) and Warrants (all of which are exercisable) to purchase an additional 2,000,000 Shares, which Shares, Options and Warrants are owned directly by Harrow, (ii) 2,000,000 Shares and Warrants (all of which are exercisable) to purchase an additional 2,000,000 Shares, which Shares and Warrants are owned directly by Tarte and (iii) 1,045,663 Shares, and Warrants and Options (all of which are exercisable) to purchase an additional 1,630,021 Shares, which Shares, Warrants and Options are owned directly by the Reporting Person. Such Shares represent approximately 57.4% of the Shares. The provisions of the Stockholders Agreement are applicable to any other Shares of which the Stockholders acquire ownership, either directly or indirectly, after the execution of the Stockholders Agreement.

         The Reporting Person has disclaimed any beneficial ownership as to the 228,097 Shares held by the Company's 401k Plan for the benefit of the Company's employees (except there are Shares held for his direct benefit as a participant in such Plan). The Reporting Person is a trustee of such plan but he did not enter into the Stockholders Agreement in his capacity as a trustee of the plan. The plan is not a party to the Stockholders Agreement in any way and is not a member of the Group. The Reporting Person has also disclaimed any beneficial ownership as to the Shares owned by Stanley D. Ginsburg, the Reporting Person's father.

         The Reporting Person disclaims any beneficial ownership as to the Shares held by Tarte and Harrow.

(b) The Reporting Person may be deemed to possess sole voting power and sole dispositive power with respect to 2,675,684 Shares consisting of 1,045,663 Shares, and Warrants and Options to purchase an additional 1,630,021 Shares, however all of such 2,675,684 Shares are subject to the Stockholders Agreement (as described in Item 5 above). Pursuant to the Stockholders Agreement, the Reporting Person shall, until the termination of the Stockholders Agreement in


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accordance with the terms contained therein, at any meeting of the holders of the Shares, vote, or cause to be voted, the Reporting Person's Shares in favor of Harrow's and Tarte's designees and the Reporting Person. Also pursuant to the Stockholders Agreement with certain exceptions, Tarte and Harrow shall have a right of first refusal in connection with any sale of the Shares held by the Reporting Person.


         Except as described in Item 5(a), the Reporting Person does not have shared voting power or shared dispositive power with respect to any Shares.


(c) Except as described above in Item 3, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days except for the sale of 40,000 Shares through a broker in the open market from June 6 to June 24, 2002 at prices of $.46 to $.48 per Share.


(d) and (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

         Exhibit 1  Option Agreement



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 8, 2002


                      ROBERT B. GINSBURG




                      /s/ Robert B. Ginsburg
                      ----------------------
                          Robert B. Ginsburg


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                                OPTION AGREEMENT

         THIS OPTION AGREEMENT (the "Agreement") is granted this 3rd day of June, 2002, by MARLTON TECHNOLOGIES, INC., a Pennsylvania corporation (the "Company") to ROBERT B. GINSBURG (the "Optionee").

                              W I T N E S S E T H ;
                              ---------------------

         1. Grant. Pursuant to the Company's 2001 Equity Incentive Plan (the "Plan"), the Company hereby grants to the Optionee stock options (the "Options") to purchase on the terms and conditions hereinafter set forth an aggregate of Six Hundred Thirty Thousand Twenty One (630,021) shares of the Company's Common Stock, no par value per share (the "Option Shares"), at the purchase price of Fifty Cents ($0.50) per share (the "Option Price"), subject to adjustment as provided in Paragraph 5. 222,000 of such Options shall be Incentive Stock Options and 408,021 of such Options shall be Non-Qualified Options. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to such terms in the Plan.

         2. Term. This Agreement and Optionee's right to acquire Options vested in accordance with Paragraph 3 shall terminate at 5:00 p.m. (local Philadelphia time) on November 20, 2011, notwithstanding Optionee's earlier death, Total Disability or termination of employment by the Company or by Optionee for any reason.

         3. Vesting. The Options will be fully vested as of the date of this Agreement.

         4. Method of Exercise and Payment. This Option may be exercised with respect to vested Option Shares from time to time, in whole or in part, by written notice to the Company specifying the total number of Option Shares to be exercised. The notice shall be accompanied by payment in cash or by check equal to the aggregate Option Price of all Option Shares covered by such notice, or Optionee may elect to pay for some or all of the Option Shares with shares of Common Stock of the Company previously acquired and owned by Optionee for a period of more than six months at the time of exercise of this Option. Such exercise shall be effective upon the actual receipt by the Company of such written notice and payment.

         5. Adjustments. The Option Shares and the Option Price are subject to adjustment only as provided in the Plan.

         6. Notices. Any notice to be given to the Company shall be addressed to the Company at its principal executive office, and any notice to be given to the Optionee shall be addressed to the Optionee at the address then appearing on the personnel records of the Company or at such other address as either party hereafter may designate in writing to the other. Any such notice shall be deemed to have been duly given when deposited in the United States mail, addressed as aforesaid, registered or certified mail, and with proper postage and registration or certification fees prepaid.

         7. Tax Provision. The Options will be incentive stock options to the maximum extent permitted under Section 422(d) of the Internal Revenue Code of 1986 as it may be amended from time to time (the "Code"). Such portion of this Option Agreement shall be interpreted and construed in a manner consistent with, and to satisfy the requirements of, the incentive stock option provisions of the Code. Such portion of this Option Agreement is intended to satisfy Section 422A(b) of the Code and qualify for special tax treatment under Section 421 et seq of the Code.

         IN WITNESS WHEREOF, the Company has granted this Option on the day and year first above written.

                        MARLTON TECHNOLOGIES, INC.

Attest /s/ Scott J. Tarte                     By: /s/ Jeffrey K. Harrow
       -----------------------------              ---------------------------
       Scott J. Tarte, Vice Chairman              Jeffrey K. Harrow, Chairman



                                  ACCEPTED BY:


                                 /s/Robert B. Ginsburg
                                 ---------------------
                                    Robert B. Ginsburg

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